UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: August 2020 (Report No. 5)

Commission file number: 001-38041

THERAPIX BIOSCIENCES LTD.

(Translation of registrant’s name into English)

16 Abba Hillel Road

Ramat Gan 5250608, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

As previously reported on August 14, 2020, the Tel Aviv-Jaffa District Court (the “Court”) issued an order (the “Order”), approving a settlement agreement (the “Settlement”) submitted to the Court by the parties thereto, including Therapix Biosciences Ltd. (the “Company” or “Therapix”) and Pure Capital Ltd. (“Pure Capital”), pursuant to which Pure Capital agreed to deposit $1,500,000 with the Company’s temporary trustee nominated by the Court (the “Trustee”) to cover and pay the Company’s debts to be approved in accordance with the procedures outlined in the Settlement, without derogating from any other creditor’s rights towards the Company (the “Deposit”).

In accordance with the terms of the Order, the Company’s current members of the board of directors were replaced by: Itschak Shrem, Amitay Weiss, Moshe Revach, Lior Amit, Lior Vider and Liat Sidi following the execution of the Deposit by Pure Capital.

The biographies for each of the Company’s new officers and directors are as follows:

Mr. Itschak Shrem (73), has more than 40 years of experience in financial markets and venture capital. In 1991, Mr. Shrem founded Dovrat Shrem Ltd., an investment banking, management and technology company. Prior to that, he spent 15 years at Clal Israel Ltd., where he served in various capacities, including chief operating officer, and was responsible for capital markets and insurance businesses. In 1993, Mr. Shrem founded Pitango Venture Capital Fund (formerly, Polaris) and served as a partner of Pitango Funds I, II and III. He has been the Managing Director of Yaad Consulting 1995 Ltd. since 1995. Mr. Shrem currently serves on the board of directors of Rail Visions Ltd. Previously, Mr. Shrem served on the board of Tel-Aviv Sourasky Medical Center, the Weizman Institute Eden Spring Ltd., Nano Dimension Ltd., Ormat Industries Ltd., Retalix Ltd. and as chairman of Sphera Funds Management Ltd. Mr. Shrem holds a B.A in Economics and Accounting from Bar-Ilan University and an M.B.A. from Tel-Aviv University.

Mr. Amitay Weiss (58), currently serves as chairman of the board of directors of P.L.T Financial Services Ltd. (TASE: PLTP), as chairman of the board of directors of Matomy Media Group Ltd. (LSE: MTMY, TASE: MTMY.TA) and as an external director of Cofix Group Ltd. (TASE: CFCS). In 2016, Mr. Weiss founded Amitay Wiss Management Ltd. and now serves as its chief executive officer. From 2001 until 2015, Mr. Weiss served as vice president of business marketing & development and in various other positions at Bank Poalei Agudat Israel Ltd. (PAGI) from the First International Bank of Israel group. Mr. Weiss holds a B.A in economics from New Engand College, M.B.A. in business administration from Ono Academic College in Israel, an Israeli branch of University of Manchester and LL.B from the Ono Academic College.

Mr. Lior Amit (54), serves as a consultant to both private and public companies as well as individuals. Mr. Amit serves as director of ScoutCam Inc., Matomy Ltd., Nirplex Ltd., Ronimar Ltd., Endemol Israel Ltd. and B.S.S.CH. - The Israeli Credit Insurance Company Ltd. Mr. Amit previously served as chief financial officer for BBR Saatchi & Saatchi Group from 1996 to 2013. Mr. Amit is an Israeli Certified Public Accountant. Mr. Amit holds a B.A in economics and accounting and M.B.A. in insurance and finance from Tel-Aviv University.

Mr. Lior Vider (43), serves as a senior investment portfolio manager at Epsilon Investment House Ltd. since 2010. Mr. Vider previously served as chief investment manager for Impact Investment Management Ltd., from the Union Bank group from 2007 to 2010 and as chairman of the board of directors and member of the group’s investment committee of Rahkia Capital Markets Ltd. from 2006 to 2007. Mr. Vider also served as manager of the financial desk and as a trader in trust funds of Ilanot Discount from 2003 to 2006. Mr. Vider founded and managed sponser.co.il, a financial portal specializing in services for investors from 2005 to 2017. Mr. Vider holds a B.A in industry and management engineering from Shenkar College in Israel.

Mr. Moshe Revach (44), serves as deputy mayor of the city of Ramat Gan, Israel, has held both the sports and government relations portfolios in the Ramat Gan municipality since 2013, and has served in various other Ramat Gan municipality positions since 2008. Mr. Revach serves as a director of L.L.N IT solutions, a wholly-owned subsidiary of the Jewish Agency for Israel and of Biomedico Hadarim Ltd. Mr. Revach previously served as a director of the RPG Economic Society and Jewish Experience Company on behalf of the Jewish Agency. Mr. Revach holds an LL.B from the Ono Academic College, Israel, and B.A in management and economics from the University of Derby.

Ms. Liat Sidi (45), serves as the manager of the accounting department for Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX). Ms. Sidi previously served as an accountant for Panaxia Labs Israel Ltd. (TASE: PNAK) from 2015 to 2020 and as an accountant for Soho Real Estate Ltd. from 2015 to 2016. Ms. Sidi also served as an accountant for Feldman-Felco Ltd. from 2006 to 2010 and as an accountant for Eli Abraham accounting firm from 2000 to 2006. Ms. Sidi completed tax, finance and accounting studies in Ramat Gan College of Accounting.

Following the replacement of the board members, the Company’s new board of directors resolved, inter alia, to (a) appoint Itschak Shrem as the chairman of the Company’s board of directors, (b) appoint Amitay Weiss as chief executive officer of the Company, and (c) appoint Lior Amit, Lior Vidor and Liat Sidi to the Company’s audit committee and compensation committee.

Further, the Company’s new board of directors resolved to nullify the Company’s reliance on discretionary voting of the depositary bank for its American Depositary Shares in connection with the results of the general meeting of the shareholders that took place on August 4, 2020 (the “Meeting”) as such reliance was made in violation of applicable law and therefore void. As a result, the Company’s new board ratified the results of the Meeting based on the actual votes tallied at the Meeting and the results of the Meeting were recalculated such that proposals 2, 3, 4 and 8, as disclosed in the Company’s proxy statement previously filed as an exhibit to the Company’s Report on Form 6-K on June 23, 2020, were approved, and proposals 1, 5, 6 and 7 were not approved.

Furthermore, according to the procedures outlined in the Settlement and approved by the Order, each of the Company’s creditors may file a proof of claim with the Trustee within twenty-one (21) days of the date hereof. Following the receipt of a claim, the Company is entitled to respond to such claim’s scope and validity, which response the creditor may respond to thereafter. In the event the Trustee decides a given claim is valid and payable, which decision will be made within fourteen (14) days of its submission and no later than thirty (30) days following the period in which all claims may be submitted, the claim must be paid by the Trustee within seven (7) days of the Trustee’s decision. Both the Company and the creditor will be entitled to appeal the Trustee’s decision, which appeal must be filed with the Court within fifteen (15) days of the Trustee’s decision.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the registration statements on Form F-3 (File No. 333-225745 and File No. 333-233417) and on Form S-8 (File No. 333-225773) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Therapix Biosciences Ltd.

Date: August 20, 2020	By:	/s/ Amitay Weiss
Name: Amitay Weiss Title: Chief Executive Officer